SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports Under
                     Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                       Commission File Number 333-35542-02

                         World Omni Auto Receivables LLC
              (Exact name of registrant and originator of the Trust
                          as specified in its charter)

                    WORLD OMNI AUTO RECEIVABLES TRUST 2001-A
                       (Issuer with respect to the Notes)

                                    Delaware
                 (State or other jurisdiction of incorporation)

                                   52-2184798
                      (IRS Employer Identification Number)

                         World Omni Auto Receivables LLC
                               190 NW 12th Avenue
                         Deerfield Beach, Florida 33442
    (Address of registrant's principal executive offices, including Zip Code)

World Omni Auto Receivables Trust 2001-A Class A-1 5.33% Asset-Backed Notes World Omni Auto Receivables Trust 2001-A Class A-2 5.13% Asset-Backed Notes World Omni Auto Receivables Trust 2001-A Class A-3 5.30% Asset-Backed Notes World Omni Auto Receivables Trust 2001-A Class A-4 5.51% Asset-Backed Notes World Omni Auto Receivables Trust 2001-A Class B 5.78% Asset-Backed Notes

            (Title of each class of securities covered by this Form)


                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(1)   [ ]          Rule 12h-3(b)(1(ii)   [ ]
         Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6            [X]
         Rule 12h-3(b)(1)(i)   [ ]

         Approximate number of holders of record as of the certification or notice date: respectively, for each Class described above:

World Omni Auto Receivables Trust 2001-A Class A-1 5.33% Asset-Backed Notes: 0 World Omni Auto Receivables Trust 2001-A Class A-2 5.13% Asset-Backed Notes: 0 World Omni Auto Receivables Trust 2001-A Class A-3 5.30% Asset-Backed Notes: 15 World Omni Auto Receivables Trust 2001-A Class A-4 5.51% Asset-Backed Notes: 28 World Omni Auto Receivables Trust 2001-A Class B 5.78% Asset-Backed Notes: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934 the undersigned World Omni Auto Receivables LLC, as originator of the World Omni Auto Receivables Trust 2001-A, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  October 22, 2003                 WORLD OMNI AUTO RECEIVABLES LLC


                                        By: /s/ ALAN R. KIRSCHENBAUM
                                        -------------------------
                                        Name: Alan R. Kirschenbaum
                                        Title: Assistant Treasurer